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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 33 )*

Ampco-Pittsburgh Corporation
(Name of Issuer)
Common Stock, par value $1.00 per share
(Title of Class of Securities)
032037 10 3
(CUSIP Number)
Louis Berkman
c/o The Louis Berkman Company
P.O. Box 820
Steubenville, Ohio 43952
(614) 283-3722
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 31, 2002
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	032037 10 3

1	NAMES OF REPORTING PERSONS: The Louis Berkman Realty Company (formerly known as The Berkman Company)

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	34-0095910

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Ohio

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	032037 10 3

1	NAMES OF REPORTING PERSONS: Louis Berkman

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF		335,000(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,366,108(2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		335,000(1)

WITH	10	SHARED DISPOSITIVE POWER:

2,366,108(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,701,108(1), (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

27.48%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Includes options to purchase 120,000 Common Shares.
(2) Includes 2,363,842 shares owned by The Louis Berkman Investment Company, which is substantially controlled by Mr. Berkman. Includes the following shares to which Mr. Berkman has disclaimed beneficial ownership: 1,266 shares hold by the Louis and Sandra Berkman Foundation, of which Mr. Berkman is a trustee, and 1,000 shares owned by his wife.

     This statement constitutes Amendment No. 33 to a Statement on Schedule 13D, as amended by Amendments No. 1-32 (the “Schedule 13D”), filed with the Securities and Exchange Commission, with respect to the Common Stock, par value $1.00 per share (the “Common Shares”) of Ampco-Pittsburgh Corporation (the “Issuer”) on behalf of Louis Berkman and The Louis Berkman Realty Company (formerly known as The Louis Berkman Company) (“Realty”). Capitalized terms not otherwise defined herein shall have the meaning ascribes to them in Schedule 13D.
     The information set forth in the Schedule 13D is hereby amended as follows:
ITEM 5: INTEREST IN SECURITIES OF THE ISSUER
     Item 5 is hereby amended and restated in its entirety as follows:
     (a) — (b) The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, 10, 11 and 13 of the cover pages to this Schedule 13D/A are incorporated herein by reference.
     (c) During the 60 days immediately preceding the date of this Amendment, neither Mr. Berkman nor Realty have effected any transactions in any securities of the Issuer.
     (d) Not applicable.
     (e) As a result of a corporate reorganization of entities controlled by Mr. Berkman, on December 31, 2002, Realty transferred 2,363,842 Common Shares of the Issuer to The Louis Berkman Investment Company (“LBIC”) (the “Transfer”). Following the Transfer, Realty no longer holds any securities in the Issuer.

Signatures
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 28, 2006

/s/ Louis Berkman

Louis Berkman

THE LOUIS BERKMAN REALTY COMPANY

/s/ Scott Stevens

By: Scott Stevens
Its: Treasurer